PEAKSTONE SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

REVENUE	
Investment banking	$ 1,358,000
Other revenue	9,485
Total Revenue	1,367,485
EXPENSES	
Employee compensation and benefits	810,000
Professional fees	52,823
Licenses and registration	16,238
Occupancy	11,400
Communications and data processing	5,018
Other expenses	4,411
Total Expenses	899,890
NET INCOME	$ 467,595

See Accompanying Notes